07023521

May 2, 2007

082-03209
SUPPL

RECEIVED
2007 MAY 15 A 10: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Information regarding the Annual General Meeting

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

▶ **Information regarding the Annual General Meeting on May 24, 2007, at 2:00 pm, at the AUSTRIA CENTER VIENNA, in A-1220 Vienna, Bruno-Kreisky-Platz 1**

Agenda:

1) Submission of the approved 2006 Financial Statements of OMV Aktiengesellschaft, the Directors' Report of OMV Aktiengesellschaft, the Consolidated Financial Statements including the Directors' Report of the OMV Group as well as the Report of the Supervisory Board

2) Resolution on the distribution of dividends

3) Resolution on the discharge of the members of the Executive Board and the Supervisory Board for the business year 2006

4) Resolution on the remuneration of the members of the Supervisory Board for the business year 2006

5) Resolutions to amend the authorized capital, on the authorization to issue convertible bonds, to produce conditional capital, to exclude the option on new stocks and to amend the Article 3 para 5 of the Articles of Association accordingly:

In Art. 3 para 5 lit. a) the wording "18 May 2004" shall be replaced with the wording "24 May 2007" and the wording "17 May 2009" shall be replaced with the wording "23 May 2012".

Art. 3 para 5 lit. b) and c) shall read as follows:

b) "The share capital has been conditionally increased in accordance with Art. 159 para 2 no. 1 of the Austrian Stock Corporation Act by up to EUR 36,350,000 by the issue of up to 36,350,000 no-par value common shares in bearer form (conditional capital). The conditional increase of capital will only be carried out to the extent that holders of the convertible bonds

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issued on the basis of the General Meeting resolution of May 24, 2007 exercise their right to convert them into shares of the Company.

The issue price and the exchange ratio are to be calculated by using accepted finance mathematical methods and by consideration of the OMV share price within an accepted pricing practice (basics of the calculation of the issue price); the issue price may not lie below the proportionate amount of the share capital.

The new shares issued shall be entitled to receive dividends corresponding to that of shares traded on the stock exchange at the time of issue. The Executive Board is authorised to set forth further details concerning the execution of the conditional increase of capital upon approval of the Supervisory Board.

c) The total number of new shares currently or potentially to be issued under the terms of the convertible bonds and the number of shares to be issued from the authorised capital may not exceed 36,350,000 (amount-related determination of authorisations in accordance with lit. a) and b), whereby the conversion right of the holders of the convertible bonds must be granted in every case."

6) Amendments of Article 3 para 5, Article 9 para 6, Article 15 para 2 and Article 25 of the Articles of Association

Art. 3 para 6 no longer applies.

Art. 9 shall include para 6:

"The members of the Supervisory Board shall be obliged to attend General Meetings of the Company unless important personal or business matters prevent them from doing so."

In Art. 15 para 2 the term "Accounting Committee" ("Bilanzausschuss") shall be replaced with "Audit Committee" ("Prüfungsausschuss").

Art. 25 shall read as follows:

"Publications
Publications of the company shall be published in the official gazette of the "Wiener Zeitung" if and to the extent mandatory under the Austrian Stock Corporation Act. In other respects, publications of the Company shall be carried out in line with the applicable legal regulations in each case. All publications shall also be available on the web-site of the Company in the internet. "

7) Resolution on the Stock Option Plan 2007

8) Resolution on Share buy back and reselling

9) Appointment of the Chartered Accountants for the business year 2007

The German versions of the report according to Article 95 para 6 and Article 159 para 2 no. 3 as well as Article 153 para 4, Article 170 para 2 and Article 174 para 4 of the Austrian Stock Corporation Act will be published together with this invitation in the official gazette of the "Wiener Zeitung" and are also made available to the public in the Company's central office at Otto-Wagner-Platz 5, Vienna.

The annual report for the business year 2006, the proposal for the distribution of the profit, the report of the Supervisory Board as well as the proposed amendments of the Articles of Association are made available to the public in the Company's central office.

In general all publications can be downloaded from the Company's website www.omv.com.

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 18, 2007 at the latest will be entitled to participate in the Annual General Meeting to exercise their right to vote and to propose motions:

- all main branches of domestic (Austrian) banks
- every notary public and
- the Company

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the Annual General Meeting.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [no. +43(0)5 0100/916383] or via e-mail [ingrid.lausch@erstebank.at]).

The Company's share capital is divided into 300,000,000 no par value shares. Each share represents one voting right. Shares in possession of the Company are not entitled to vote. Therefore 298,707,134 voting rights are currently exercisable. Shares still in circulation with a nominal value of ATS 100 or ATS 1,000 will be admitted to the Annual General Meeting until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 100 represents one voting right and every par value share at the nominal value of ATS 1,000 represents ten voting rights.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

The shareholders will have again the opportunity to exercise their voting rights by an independent representative – namely the Interessenverband für Anleger (IVA), Feldmühlgasse 22, A-1130 Vienna, office@iva.or.at, phone: +43 (1) 876 334 330. For IVA Mr. Michael Knap (michael.knap@iva.or.at) will represent by request all those shareholders, which properly deposited their shares but cannot personally participate in the Annual General Meeting.

Representation is possible in two ways:

a) The shareholder of OMV Aktiengesellschaft authorizes the deposit bank to execute the confirmation of the deposit of his OMV shares for Mr. Dr. Michael Knap, as representative, c/o IVA, Feldmühlgasse 22, A-1130 Vienna and send the confirmation directly to Mr. Michael Knap. In this case instructions are not possible and Mr. Knap (or his sub-authority) is authorized to exercise the voting right at his own discretion.

b) The shareholder applies for a confirmation of the deposit of his shares at his deposit bank. On this deposit conformation (or on a separate paper) Mr. Knap has to be authorized with the representation in written form. The deposit confirmation including the written authorization has to be sent to Mr. Knap, c/o IVA, Feldmühlgasse 22, A-1130 Vienna. Furthermore the shareholder may give Mr. Knap (or his sub-authority) instructions regarding different voting rights. Without instructions Dr. Knap is authorized to exercise the voting right at his own discretion.

The motions due for approval will be published on the Company's website (www.omv.com) under „About OMV > Corporate Governance > Shareholders' rights > Annual General Meeting 2007" as soon as the company has notice on it. To ensure that the original deposit confirmation (incl. the authorization) will reach IVA before the Annual General Meeting in time, we kindly ask you to consider the time of the post sending. It is planned to install a separate email address to give the shareholders the possibility to give or to change instructions during the Annual General Meeting. This email address will be announced at OMV's website.

According to Article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the Annual General Meeting, shall become payable thirty days after the resolution of the Annual General Meeting, unless differently decided upon. The respective dividend announcement will be made on May 29, 2007. Shareholders may exercise their rights to dividends via their depositing bank by submitting the coupon no. 34 which will credit the dividend to the respective account utilizing the paying agents.

On the day of the Annual General Meeting we request to plan sufficient time considering the expected high number of participants and the nowadays usual security requirements.

The General Meeting is the prime organ of a stock corporation as it is the forum of the owners of the Company, the shareholders. Therefore we kindly ask for your understanding that such meeting is not an event for guests – even if we appreciate such interest – and that participation as guest is only possible by advance notification [phone: +43 (1) 40 440 21417].

Vienna, May 2, 2007

The Executive Board

OMV Aktiengesellschaft

Report pursuant to Art. 153 para 4 in conjunction with Art. 170 para 2 and Art. 174 para 4 of the Austrian Stock Corporation Act (Aktiengesetz)

The Executive Board of OMV Aktiengesellschaft intends to propose resolutions to the General Meeting of the Company with which the Executive Board shall be authorized to issue convertible bonds and to increase the capital including with exclusion of the subscription rights of shareholder.

In accordance with the relevant legal regulations, the Executive Board of OMV Aktiengesellschaft reports as follows.

Report:

1. It is intended to authorize the Executive Board by means of resolutions of the General Meeting,

   (i) with the consent of the Supervisory Board to issue bearer convertible bonds up until May 23, 2012 up to an aggregate amount of up to EUR 3,000 million in one or several tranches and to grant the holders of the convertible bonds conversion rights for up to 36,350,000 common shares in bearer form in accordance with further terms for convertible bonds to be specified by the Executive Board as well as to exclude the subscription right of the shareholders to the convertible bonds; and

   (ii) with the consent of the Supervisory Board regarding the existing authorized capital which is to be extended over the term (Art 3 (5) lit a) of the articles of association) to exclude the subscription right in the event of contributions in kind.

   The convertible bonds can also be issued by a direct or indirect wholly-owned subsidiary of OMV Aktiengesellschaft; in this event, the Executive Board shall be authorized, with the consent of the Supervisory Board, to assume a guarantee for the Company for the convertible bonds and to grant the holders of the convertible bonds conversion rights to bearer shares of OMV Aktiengesellschaft.

   To service the convertible bonds, the Executive Board shall be authorized to use conditional capital or own shares or to use a combination of conditional capital and own shares. The issue price and issue terms are to be stipulated by the Executive Board.

2. The proposed authorization to exclude subscription rights in cases of contributions in kind in the event of the issue of new common voting shares made out to bearer from the authorized capital is in the interests of the Company and the shareholders.

   In the past, OMV Aktiengesellschaft has consistently implemented its strategic aim to expand into countries in Central Europe and to become one of the major players in the respective relevant markets. Today, the Group headed by OMV Aktiengesellschaft is the biggest Central European oil company.

   The continuation of this expansion and development of new markets in all business divisions shall remain a key element of the strategy of OMV Aktiengesellschaft. The aim is to achieve a higher degree of integration in both Refining and Marketing as well as in Exploration and Production and in the Gas operations and to strengthen the earnings power of the Group. This can only be attained through the acquisition of corresponding associates in the European Union, neighboring countries of the European Union and beyond.

   Regardless of the fact that in terms of its existing capital structure, OMV Aktiengesellschaft currently has considerable scope to take up outside capital, the Executive Board, in agreement with the assessment by outside consultants, believes that it is expedient to also facilitate the financing of further expansion measures through (authorized) capital. The application made at the same time for authorization to exclude subscription rights in the event of an authorized capital increase is related to this, whereby in total (aggregate

conditional and authorized capital increase) the number of shares issued may not exceed 36,350,000.

The preparation and structuring of transactions in relation to the acquisition of associates or companies and as experience shows the associated complex negotiations demand the greatest level of flexibility regarding the use of the financing instruments available and this flexibility can determine the success or failure of such a project. To ensure this flexibility in terms of financing for such projects, the introduction of conditional capital for the redemption of convertible bonds shall create the opportunity to optimally manage the financing in terms of costs and forms (equity and borrowings).

In summary, when weighing up all the circumstances outlined, the authorization to exclude subscription rights within the limits described is necessary, suitable and appropriate and objectively justified and advisable in the overwhelming interest of the Company. An acquisition of associates or other assets or specific transaction structures in the interests of the Company and the shareholders could necessitate the issue of new common shares made out to bearer with exclusion of subscription rights. Should the Executive Board make use of the authorization granted to it to exclude subscription rights, the Executive Board shall prepare a new written report on the grounds for the exclusion of the subscription right and publish this in accordance with Art. 171 para 1 of the Austrian Stock Corporation Act. In such a report, the Executive Board must also particularly justify the issue price of the new shares underlying the capital increase against contributions in kind.

3. The proposed authorization to exclude the subscription right to convertible bonds is in the interest of the Company and the shareholders. The advantages of convertible bonds can generally be seen in three significant aspects: attractive financing opportunities for the Company, tapping into new investor groups and a high exchange ratio.

3.1 Attractive financing opportunities

Investors receive a return on the convertible bonds with comparatively low risk with regard to repayment of the capital employed. At the same time, they are granted the right to acquire shares of the Company at a price already fixed (exchange price) at the time of issue of the convertible bond, facilitating access to the assets and earnings power of the Company. In this way, investors also obtain the opportunity to participate in growth in value of the Company. The Company has been actively managing its capital structure for a long time in order to keep the capital costs as low as possible. Convertible bonds represent and have represented an appropriate tool with which to achieve this goal. With the components outlined above, namely the high level of protection for bondholders and the possibility of taking part in share price rises through the right to convert the bond into shares, the Company acquires flexible and fast access to attractive financing terms, partly below the level of outside capital instruments. Convertible bonds also offer the opportunity to use the strong volatility in the Company's share price to the Company's advantage and thereby lower the Company's capital costs. However, attractive financing terms can only be obtained if the Company can respond quickly and flexibly to favorable market conditions. This advantage would be eradicated by a rights issue with a minimum subscription period of at least two weeks.

Through the terms of the convertible bonds, the issue price of the shares to be issued shall be higher than the share price at the time of issue so that additional capital can flow into the Company compared to an immediate capital increase. Experience has shown that the exchange price on issues with exclusion of subscription rights can usually be set higher than on comparable issues which grant a subscription right. This stems from the structure of rights issues where a minimum subscription period of two weeks has to be observed. If subscription rights are excluded, more funds can be generated for the Company from a lower number of shares to be issued. For this reason, the exclusion of the subscription rights has meanwhile become common practice when issuing convertible bonds in the capital markets.

In addition, the issue of convertible bonds shall extend the capital structure of the Company and improve the balance sheet structure of the Company. Depending on the structure selected, part of the outside financing raised through the convertible bond can be rated in the same way as equity by international rating agencies. Such a valuation in turn facilitates an improved creditworthiness of the Company and can therefore lead to lower financing costs for future outside capital for the Company. Furthermore, a convertible bond is often perceived as a positive signal in the capital market regarding the confidence of the management for the future trend in the share price. This confidence is reflected in the exchange price which can generally be set higher if subscription rights are excluded.

3.2. Tapping into new investor groups

Convertible bonds are usually only subscribed by institutional investors specializing in this form of investment and are also to be acquired by the convertible bonds to be issued. By issuing convertible bonds without subscription rights the Company can develop a new investor base. The issue of convertible bonds with subscription rights would make it impossible or only possible to a limited extent to place these with institutional investors. In addition, it should be noted that in a market valuation of a convertible bond with subscription rights (i.e. the best terms achievable in the market by the Company), the subscription rights are worthless. By dispensing with the time-consuming and therefore expensive processing of subscription rights, the Company's capital requirement resulting from short-term market opportunities can be met very promptly and additional new investors can be gained at home and abroad. By providing the option of excluding subscription rights, a strengthening of equity and a reduction of financing costs is achieved in the interests of the Company and all shareholders.

3.3. Higher exchange price

The issue price (exchange price) of the shares to be issued when the exchange rights and/or subscriptions rights are exercised is calculated from the closing price on the Vienna stock exchange on the day preceding the allocation of the convertible bond plus a premium which corresponds to the expected share price performance of the Company in conjunction with similar transactions in the relevant market. In this way, the Company is in a position to flexibly determine attractive issue terms within the authorization period. At the same time, the expected development of the share price can be taken into account and details provided of the usual terms and customs of the international financial markets at the time of issue.

3.4. Weighing of interests

The proposed authorization to exclude the subscription right is objectively justified by the intended goal, namely to ensure the optimization of the capital structure and reduce financing costs, thereby further strengthening and improving the competitive position of the Company in the interests of the Company and the shareholders. Furthermore, the exclusion of subscription rights is also appropriate and necessary because the anticipated inflow of equity from the target-group specific orientation of the convertible bonds replaces more cost-intensive capital measures, offers favorable financing terms and secures a long-term and flexible business planning and realization of planned corporate goals for the benefit of the Company and therefore also all shareholders. Without the subscription right exclusion, the Company will not be able to respond quickly and flexibly to favorable conditions in the market. The Executive Board of the Company expects that the company's advantage from issuing convertible bonds without subscription rights will benefit all shareholders and will clearly outweigh the (potential) pro rata reduction in shareholding of the shareholders excluded from the subscription rights and therefore that the interests of the Company outweigh those of the shareholder. To summarize, when weighing up all the circumstances outlined above, it can be stated that the authorization to exclude subscription rights within the limits described, is necessary, appropriate and objectively justified and advisable in the overwhelming interest of the Company.

Vienna, May 2, 2007 The Executive Board

RECEIVED
2007 MAY 15 A 10:43

Report as required by § 95 para 6 and § 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

Stock options

After obtaining the necessary legal authorization, OMV plans to acquire shares of company stock that will be offered to members of the Executive Board of OMV Aktiengesellschaft and defined managers of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2007 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the Company, in order to orient the management more strongly towards the objectives of the shareholders on the one hand, and to open up the possibility of participating in the success of the company when the stock price increases on the other hand.

The group of participants consists of a maximum of 75 persons.

Precondition for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and a maximum of EUR 20,000 for the managers. An investment in the amount of 25%, 50% or 75% of this value can also be made. The number of shares required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2007.

Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitle to acquire OMV shares or, respectively, to exercise another form as stated below.

The stock options are valid from September 1, 2007 to August 31, 2014. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2009. The exercise windows are those periods, in which the exercise is not forbidden due to the following principles.
Options must not be exercised:

- if the person exercising the option actually is aware of insider information;
- during blocking periods, as set out in the Issuers' Compliance Ordinance (six weeks before scheduled publication of the annual results, three weeks before scheduled publication of a quarterly report or during any blocking periods prescribed in individual cases by the compliance officer);
- if exercise of the options has been prohibited by the Executive Board for a particular period.

The required investment must still exist in order for the participant to exercise the stock options.

The condition for the exercise of the share options is an increase of the price of the OMV share by at least 15% over the average closing price for the period May 20, 2007 – August 20, 2007 at the Vienna Stock Exchange. This is also the exercise price for the stock options.

Types of exercise: purchase of shares, payment of the difference between the exercise price and the current share price either in cash or in shares. Partial exercise is permitted. Except for case of succession by inheritance, granted share options are non-transferable and may only be personally exercised by the plan participants.

Based on the **Stock Option Plans 2003 and 2004** options on OMV shares subject to own investment in shares in the proportion of 1:15 were granted to Managers and to members of the Executive Board entitling them to subscribe to OMV shares (1 option equals 1 share) after the blocking period and subject to the reaching of the plan threshold. For easier comparability the numbers of the options relating to these plans were adapted according to the share split in 2005. Based on the Stock Option Plan 2003 286,050 options were granted to Managers and 336,000 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 84,000 each). Based on the Stock Option Plan 2004 504,300 options were granted to Managers and 238,800 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 59,700 each).

Based on the **Stock Option Plans 2005 and 2006** options on OMV shares subject to own investment in shares in the proportion of 1:20 were granted to Managers and to members of the Executive Board entitling them to subscribe to OMV shares (1 option equals 1 share) after the blocking period and subject to the reaching of the plan threshold. Based on the Stock Option Plan 2005 532,000 options were granted to Managers and 191,200 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 47,800 each). Based on the Stock Option Plan 2006 368,500 options were granted to Managers and 99,360 options to members of the Executive Board (Davies, Langanger, Roiss, Ruttenstorfer 24,840 each).

Subject to the approval of the stock option plan 2007 the options will be honoured with treasury shares or – according to a separate authorization by the Annual General Meeting – by acquiring own shares.

Vienna, May 2, 2007

The Supervisory Board
of OMV Aktiengesellschaft

The Executive Board
of OMV Aktiengesellschaft

OMV Aktiengesellschaft

OMV
Teleconference Alert

May 2, 2007

Results for Q1 2007
Wednesday, May 16, 2007

- **Press release** will be issued at 6.30am (GMT) / 7.30am (CET)
- **Conference call** will take place at: 10.30am (GMT) / 11.30am (CET)

The conference call will be led by David Davies, CFO.

If you wish to participate in the OMV conference call, please call the conference centre approximately 5 minutes prior to conference time and request the OMV conference call. The presentation will last approximately 30 minutes and will be followed by a Q&A session.

Dial-in number: **+43 (0)2 68220 56588 for Austria**

+44 (0)20 7806 1955 for UK

+1 718 354 1388 for US

It would be very much appreciated, if you could confirm your participation in the conference call to investor.relations@omv.com.

Conference call replay will be available until Friday, May 25, 2007 under:

+43 (0)1 928 0110 (pin: 2492152#) for Austria

+44 (0)20 7806 1970 (pin: 2492152#) for UK

+1 718 354 1112 (pin: 2492152#) for US

The news release will be e-mailed to you on the morning the results are announced. In addition, both the news release and presentation will be available on OMV's website: www.omv.com.

For further information, please contact:
OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600
e-mail: investor.relations@omv.com
Internet Homepage: www.omv.com

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OMV Teleconference Alert **Fax reply**

Results for Q1 2007

May 16, 2007

Name: ....

Company: ....

☐ I am able/unable to participate in the teleconference call
[please delete as appropriate]

☐ I am unable to participate but my colleague will be participating instead [specify name]:

....

We would appreciate it if you could send your reply not later than May 09, 2007 to Investor Relations:

e-mail: investor.relations@omv.com

fax: +43 (1) 40 440-29496

Please indicate if you would like to be deleted from the distribution list.

END

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